Exhibit 99.3

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RENO PRESSACCO

I, Reno Pressacco, M.Sc., P.Geo., as an author of this report entitled “Technical Report on the Turmalina Mine, Minas Gerais State, Brazil”, prepared for Jaguar Mining Inc. and dated March 27, 2015, do hereby certify that:

1.	I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.
I am a graduate of Cambrian College of Applied Arts and Technology, Sudbury, Ontario, in 1982 with a CET Diploma in Geological Technology, Lake Superior State College, Sault Ste. Marie, Michigan, in 1984, with a B.Sc. degree in Geology and McGill University, Montreal, Québec, in 1986 with a M.Sc.(A) degree in Mineral Exploration.

3.
I am registered as a Professional Geologist in the Province of Ontario (Reg. #939).  I have worked as a geologist for a total of 28 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•
Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements, including preparation of Mineral Resource estimates and NI 43-101 Technical Reports.

•
Numerous assignments in North, Central and South America, Finland, Russia, Armenia and China in a variety of deposit types and in a variety of geological environments; commodities including Au, Ag, Cu, Zn, Pb, Ni, Mo, U, PGM and industrial minerals.

•	A senior position with an international consulting firm.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Turmalina Mine on November 20, 2014.

6.	I am responsible for Sections 2 to 12, 14, and 27 and contributed to Sections 1, 25 and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had prior involvement with the properties subject to this Technical Report as part of an audit of Jaguar’s Brazilian operations in February 2014, for Jaguar Mining Inc.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Jaguar Mining Inc. – Turmalina Mine, Project 2347 Technical Report NI 43-101 – March 27, 2015	Page 29-3

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10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of March, 2015

(Signed & Sealed) “Reno Pressacco”

Reno Pressacco, M.Sc.(A)., P.Geo.

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